Exhibit 107

Exhibit (b)

FILING FEES

	Transaction Valuation		Fee Rate		Amount of Filing Fee
Fees to be Paid	-		-		-
Fees Previously Paid	$713,725	(1)	.0001102	(2)	$78.65
Total Transaction Valuation	$713,725	(1)
Total Fees Due for Filing					$78.65
Total Fees Previously Paid					$78.65
Total Fee Offsets					-
Net Fee Due					$0

(1)	The Transaction Valuation is calculated as the aggregate maximum purchase price for shares of Zell Capital (the “Fund”) that could be purchased at $20 per share. The fee of $78.65 was paid in connection with the filing of Schedule TO-I (“Schedule TO”) by the Fund on January 20, 2023. This is the final amendment to the Schedule TO and is being filed to report the results of the offer.

(2)	Based on the current fee rate, effective 10/1/2022 to 9/30/2023, of $110.20 per $1,000,000.